Exhibit 99.77(i)

ITEM 77I. Terms of New or Amended Securities

1.	At the September 6, 2012 Board meeting, the Board approved the establishment of Class R6 Shares on behalf of ING Short Term Bond Fund. In addition, at its May 23, 2013 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class R6 Shares.